EXHIBIT 99.1

Breakthrough: Sono Motors GmbH’s Insolvency Plan Confirmed by Court and Investor Deal Concluded

  Court confirmation of Sono Motors GmbH’s insolvency and restructuring plan
  Yorkville investment closed following fulfillment of all conditions precedent; Sono Motors GmbH expected to exit its self-administration proceedings on February 29, 2024
  Restructured leadership team: Long-term Sono Motors solar-mobility pioneers Jan Schiermeister and Denis Azhar become new Managing Directors of Sono Motors GmbH
  Strong focus: launch of solar retrofit solution the “Solar Bus Kit” and driving forward development of the company’s proprietary solar technology, intended for a broad range of transportation vehicles

MUNICH, Germany, Feb. 07, 2024 (GLOBE NEWSWIRE) -- Sono Motors GmbH, the Munich-based solar technology company and subsidiary of Sono Group N.V., is happy to announce the confirmation of its insolvency and restructuring plan by the insolvency court of the local court of Munich, Germany, as well as the closing of its recently announced investor deal with YA II PN, Ltd. (“Yorkville”), both important milestones in the company's successful navigation towards restructuring and its imminent exit from its self-administration proceedings.

Closing of the Yorkville investment occurred on fulfillment of the conditions precedent, including the court's approval of the plan and the withdrawal of Sono Group N.V.’s application for preliminary self-administration proceedings. The first tranche of the investment from Yorkville was funded on February 6, 2024, and the remaining formal actions required for Sono Motors GmbH’s exit from its self-administration proceedings are expected to be concluded by February 29, 2024.

Since the beginning of the year, Sono Motors GmbH has been implementing its new business model and corporate structure, driven by its new leadership team, including managing directors Jan Schiermeister and Denis Azhar who are both long-term members of Sono Motors GmbH’s solar mobility journey. Their extensive experience in the bus, truck, and automotive industries positions them perfectly for Sono Motors’ focus on developing and delivering its core products: the Solar Bus Kit, the company’s retrofit solar integration product specifically developed for buses, and the company’s proprietary solar power electronics that enable solar integration into a wide range of vehicles, including refrigerated trucks, trailers, eVans and eTrucks.

Pioneering solar in mobility to reduce costs and emissions

"We designed our new business model and corporate structure with a clear focus in mind: concentrating on our Solar Bus Kit while continuing to develop some of our other unique selling propositions, such as our “MCU” (Maximum Power Point Tracking Central Unit) – our highly-efficient solar power electronics," shared Jan Schiermeister and Denis Azhar in a joint statement. "We look forward to working with our strong, motivated and dedicated team, as well as with our customers and other partners, towards realizing our mission to put solar on every vehicle. We are thankful that our community voted in favor of the insolvency plan, thereby giving us another chance to work towards that vision.” Jan Schiermeister further stated: “With our Solar Bus Kit, we have a ready-to-market product that can reduce a bus’s energy consumption and, as a result, also its costs and CO2 emissions. This product can be retrofitted to almost any bus and, therefore, addresses a large potential market."

Denis Azhar added: "Sono Motors GmbH will continue to pioneer solar in mobility with the vision to enable a world without fossil fuels. Equipped with know-how and innovation from more than five years of research and development in the sector, our first products are market-ready. In addition, we believe that further standalone solutions and our intellectual property have the potential to create a flourishing business for the years to come."

First reseller contract signed

Sono Motors GmbH believes that its innovative assets position the company for future success and extend its market position in solar mobility. In furtherance of that goal, Sono Motors GmbH is pleased to announce that it recently signed an agreement with Nova-Papír Zrt, who will act as the company’s first reseller for the Solar Bus Kit, with an initial sales target of 81 Kits by the end of 2025. The company expects the reseller relationship with Nova-Papír Zrt to lead to market entry in Hungary and open up Eastern Europe as a promising potential market for the company’s solar technology. The company intends to sign additional agreements with resellers in different countries in the near future.

Sono Motors GmbH remains committed to solar-based, sustainable transportation solutions and its main objective of contributing to the mobility transition.

ABOUT SONO MOTORS GMBH

Sono Motors GmbH has made it its mission to fundamentally revolutionize global mobility by equipping every vehicle with solar cells. The company's groundbreaking proprietary solar technology is designed to be integrated into a wide range of vehicle types – including buses, refrigerated vehicles and electric vehicles in general – to increase ranges, lower fuel costs and reduce CO2 emissions, paving the way for climate-friendly mobility.

PRESS CONTACT SONO MOTORS GMBH

press@sonomotors.com

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the intentions, beliefs, or current expectations of Sono Motors GmbH and Sono Group N.V. (together, the “companies”). Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and could cause the actual results, performance or achievements of the companies to differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and assumptions include, but are not limited to, risks, uncertainties and assumptions with respect to: our expectations regarding the remaining stages of Sono GmbH’s self-administration proceedings; the companies’ ability to maintain relationships with creditors, suppliers, service providers, customers, employees and other third parties as a result of the self-administration proceedings and the related increased performance and credit risks associated with the companies’ constrained liquidity position and capital structure; the companies’ ability to access the external funding required to successfully restructure their business, including by complying with the agreements related to the Yorkville investment so as to gain access to the funding offered in such transaction; and the length of time that Sono Motors GmbH continues to operate under the self-administration proceedings. Many of these risks and uncertainties relate to factors that are beyond the companies’ ability to control or estimate precisely, such as the actions of courts, regulatory authorities and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the companies assume no obligation to update any such forward-looking statements.